[Paradigm Medical Industries, Inc. Letterhead]




                                                    June 24, 2005


VIA FACSIMILE
-------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0306
Judiciary Plaza
Washington, D.C. 20549

Attn:    Thomas A. Jones, Esq.
         Senior Attorney

         Re:     Paradigm Medical Industries, Inc.
                 Application for Withdrawal of Post-Effective Amendment No. 2 to Registration Statement on Form SB-2
                 Commission File No. 333-103061

Ladies and Gentlemen:

         Paradigm Medical Industries, Inc., a Delaware corporation (the "Registrant"), hereby requests pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Post-Effective Amendment No. 2 to the Registration Statement No. 333-1030651, which was previously filed with the Commission on February 3, 2005, on Form SB-2, together with any exhibits filed thereto.

         The Amendment No. 2 was filed as a post-effective amendment to the Registration Statement to register for resale shares of Registrant's common stock for certain shareholders, optionholders and warrantholders. In order to reflect and disclose material changes in Company's operations since February 3, 2005, Registrant filed Post-Effective Amendment No. 3 to the Registration Statement on Form SB-2 on June 24, 2005.

         Because Post-Effective Amendment No. 2 to the Registration Statement is no longer current, and has been superceded by Post-Effective Amendment No. 3, Registrant requests for the withdrawal of Post-Effective Amendment No. 2. No securities of Registrant have been sold in connection with the filing of Post-Effective Amendment No. 2 to the Registration Statement.

         Please direct any questions or comments regarding this filing to the undersigned at (801) 977-8970 or Randall A. Mackey, Esq. at (801) 575-5000.

                                      PARADIGM MEDICAL INDUSTRIES, INC.



                                      By: /s/ John Y. Yoon
                                         -----------------
                                          John Y. Yoon
                                          President and Chief Executive Officer